SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 31, 2019, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 1, 2019 the company informed that in accordance with the resolution of the Ordinary and Extraordinary General Assembly dated October 30, 2019 and the Board of Directors meeting dated October 31, 2019, a cash dividend of ARS 595,000,000 charged to the year ended on June 30, 2019 equivalent to 472,169571568% of the stock capital will be made available to the shareholders as of November 13, 2019 (“Date of Provision”).

The amount per share will be (V ARS N1) ARS 4.72169571568 and the amount per ADR's (Arg. Pesos per ADR) of ARS 18.8867828627, payable to all shareholders that have such quality as of November 12, 2019 according to the registry led by Caja de Valores S.A.

As approved by the aforementioned Assembly and Board of Directors, the shareholders will receive the payment in US dollars Plaza Nueva York (CVSA Code 7000) at a conversion value to that currency that will be set according to the currency seller exchange rate informed by the Banco de la Nación Argentina at the close of the business day immediately prior to the day of payment. Those shareholders who wish to receive the dividend in Argentine pesos (CVSA Code 8,000) or in US dollars in the Argentine Republic (CVSA Code 10,000), must be presented at Caja de Valores S.A., located on 25 de Mayo 362, until November 11, 2019 from 10:00 a.m. to 3:00 p.m. and to communicate that decision by filling out and signing a form made for this purpose, complying with the formalities established for that purpose.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: November 1, 2019